Andrews Kurth LLP

1350 | Street, NW

Suite 1100

Washington, DC 20005

+1.202.662.2700 Phone

+1.202.662.2739 Fax

andrewskurth.com

William J. Cooper

+1.202.662.3044 Phone

+1.202.974.9537 Fax

bcooper@andrewskurth.com

August 25, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 5, 2014

File No. 1-35374

Dear Mr. Schwall:

Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con Energy,” “MCEP,” “we,” “us,” or “our”), received comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2014, with respect to Mid-Con Energy’s Annual Report on Form 10-K filed with the Commission on March 5, 2014, File No. 001-35374 (the “Form 10-K”). Mid-Con Energy filed a response letter dated August 4, 2014 to the Staff’s letter dated July 11, 2014 through EDGAR. The purpose of this letter is to submit a revised response to the Staff’s prior comment 4.

On August 14, 2014, a representative of Andrews Kurth LLP participated in a telephonic conference with Staff representative John Hodgin, Petroleum Engineer. As a result, we wish to submit a revised response to the Staff’s prior comment 4. The response below has been prepared and is being provided by Mid-Con Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comment on its behalf.

For the Staff’s convenience, the response below is prefaced by the exact text of the Staff’s comment 4 in bold, italicized text. All references to page numbers and captions correspond to our Form 10-K, unless indicated otherwise.

Austin   Beijing   Dallas   Dubai   Houston   London   New York   Research Triangle Park   The Woodlands   Washington, DC

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 49

4.	Please clarify for us and, if applicable, expand your disclosure to provide the annual production, by final product sold, for each field that contains 15% or more of your total proved reserves for each of the periods shown on page 49. Refer to the requirements set forth in Item 1204(a) of Regulation S-K.

Response: In response to the Staff’s comment, we propose to expand our disclosure in future filings to provide the annual production, by final product sold, for each field that contains 15% or more of our total proved reserves for each of the last three fiscal years pursuant to the requirements set forth in Item 1204(a) of Regulation S-K. For purposes of Item 1204(a), we treat each of our units as a separate field. As an example, for the years ended December 31, 2013, 2012 and 2011, respectively, the proposed disclosure would have been presented in a footnote to the line item entitled “Production: (Unaudited)” in table on page 49 as follows:

The Highlands Deese Unit in Southern Oklahoma constituted approximately 23% of our total estimated proved reserves as of December 31, 2013. Our production from the Highlands Deese Unit was 193.50, 183.05 and 76.90 MBoe for the years ended December 31, 2013, 2012 and 2011, respectively. The production from the Highland Deese Unit consisted of all oil and no gas for each of the years ended December 31, 2013, 2012 and 2011. None of our other units, which we view as the equivalent of fields, constituted more than 15% of our total estimated provided reserves as of December 31, 2013.

Please direct any questions you have with respect to the foregoing or with respect to our Form 10-K to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com.

Sincerely,

/s/ William J. Cooper
William J. Cooper

cc:	Karina V. Dorin, Securities and Exchange Commission

Laura Nicholson, Securities and Exchange Commission

John Hodgin, Securities and Exchange Commission

Charles R. Olmstead, Mid-Con Energy Partners, LP

Nathan P. Pekar, Mid-Con Energy Partners, LP

Jon W. Daly, Andrews Kurth LLP